TSX.V: ELN OTCBB: ELNOF Frankfurt: E7Q

El Niño Ventures Update on Exploration program Project in the Democratic Republic of Congo (DRC)

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All drill chips samples at ALS Chemex Laboratories in South Africa.

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Drill results  to be released when received.

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Soil sampling program to start in next few weeks

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Planning is underway to define 2008 exploration and drilling campaign

December 10, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that all samples are now at the ALS Chemex laboratories in South Africa. Results will be released once all assays and results have been communicated to El Nino.

The company will also start a soil sampling program to cover the research permits owned by the company. This soil sampling program will focus on new areas of interest identified on the research permits and the results will be incorporated into the 2008 exploration program. Over the next few months some 25,000 samples will be taken with the bulk of these samples taken where mineralization is outcropping or where artisanal workers have been active. Complete mapping of the research permits will be done at the same time as the soil sampling program.

Jean Luc Roy, President of El Nino states, “Even if the rains have stopped our 2007 drilling campaign, we are initiating a soil sampling program to gain even more information that will be used to define our 2008 exploration and drilling campaign. Our drill results will be used to complement our analysis of the airborne geophysics and this will give us a solid foundation for next year. ”

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets.  El Niño has acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo. In addition to our copper project in the Congo, El Niño is currently in the middle of a 25,000 meter drill program on the Bathurst Mining Camp via an option/ joint venture agreement with Xstrata Zinc.

On Behalf of the Board of Directors Jean Luc Roy, President and CEO	Further information: Tel: + 1.604.683.4886 Toll Free: 1.877.895.6466 Fax: +1.604.683.4887 Email: info@elninoventures.com Or visit : www.elninooventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.